[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940
____________________________________________________________________________
1.  Name and Address of Reporting Person*

Alexander   Patrick     L.
-------------------------------
(Last)    (First)   (Middle)

2801 Brad Lane
-------------------------------
(Street)

Manhattan,   KS     66502
-----------------------------
(City)     (State)  (Zip)
___________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

MNB Bancshares, Inc. (MNBB)
____________________________________________________________________________
3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)
____________________________________________________________________________
4. Statement for
   Month/Year
   12/1999
____________________________________________________________________________
5. If Amendment,
   Date of Original
   (Month/ Year)
____________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer
        (Check all applicable)

[X]  Director     [ ] 10% Owner
[X]  Officer      [ ] Other (specify below)
    (give title below)  President and Chief Executive Officer (1)
____________________________________________________________________________
7.  Individual or Joint/Group Filing
    (Check Applicable Line)
[ ] Form filed by One Reporting Person
[ ] Form filed by more than One Reporting Person

_______________________________________________________________________________

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.                  2.               3.                 4.
Title of Security   Transaction Date Transaction Code   Securities Acquired (A)
(Instr. 3)          (Month/Day/Year) (Instr. 8)         or Disposed of (D)
                                                        (Instr. 3, 4 and 5)
                                                                 (A) or
                                                         Amount  (D)     Price

Common Stock       8/16/99 (2)        A                2,926       A
Common Stock       8/16/99 (2)        A                  236       A
Common Stock       4/99 (3)           A                2,073.25    A


5. Amount of Securities  6. Ownership Form:  7. Nature of
   Beneficially Owned       Direct (D) or       Indirect
   At End of Issuer's       Indirect (I)        Beneficial
   Fiscal Year             (Instr. 4)           Ownership
  (Instr. 3 and 4)                              (Instr. 4)

   61,490                    D
    4,963                    I                   IRA
   15,872.88                 I                   ESOP

(Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 2270 (7-96
________________________________________________________________________________
FORM 5 (continued)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva- 2. Conver- 3. Transaction 4. Transaction 5.  Number of
   tive Security       sion or    Date           Code            Derivative
   (Instr. 3)          Exercise                  (Instr. 8)      Securities
                       Price of   (Month/                        Acquired (A)
                       Derivative  Day/                          or Disposed of
                       Security    Year)                         (D)Inst.3,4,5



Stock Options          3.7311      8/16/99       J(2)            1,318
To Purchase
Common Stock



6. Date Exercisable        7. Title and Amount of       8. Price of
   and Expiration Date        Underlying Securities        Derivative
   (Month/Day/Year)          (Instr. 3 and 4)             Security
                             (Instr. 5)
   Date
   Exer-   Expir-             Title   Amount or
   cisable ation Date                 Number of
                                      Shares

   Immed   1/5/03              Common      1,318
                               Stock


9. Number of Deriv-  10. Ownership of      11. Nature of
   ative Securities      Derivative            Indirect
   Beneficially          Security:             Beneficial
   Owned at End          Direct (D) or         Ownership
   of Year               Indirect (I)         (Instr. 4)
   (Instr. 4)           (Instr. 4)



   27,693                     D

Explanation of Responses:
1. Of Issuer and Issuer's wholly-owned subsidiary, Security National Bank
2. Shares received from 5% stock dividend paid August 16, 1999
3. ESOP allocations for 1998, including shares received from 5% stock dividend August 10, 1998 notification letter from administrator dated April 1999.
4. Exercise price reflects adjustment for stock dividends and Company's two-for-one stock split 2/9/98.

/s/Patrick L. Alexander     2/11/00
_______________________     ______________
**                          Date

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Page 2
SEC 2270 (7-96)